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            June 13, 2012
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Mr. Vincent DiStefano
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	Invesco Van Kampen Exchange Fund Preliminary Proxy Statement
Dear Mr. DiStefano:
     Thank you for your telephonic comments regarding the preliminary proxy statement filed by Invesco Van Kampen Exchange Fund (the “Fund”) on May 25, 2012 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our responses to your comments below. Where changes were necessary in response to your comments, they are reflected in the Fund’s definitive proxy statement which will be filed under the Exchange Act via EDGAR on or about June 13, 2012.

Comment 1	Please explain supplementally the role of the Non-Managing General Partners and why a vote of Partners is required to change a Non-Managing General Partner.

Response 1	The Fund is organized as a California limited partnership and is governed by its Restated Certificate and Agreement of Limited Partnership, as amended (the “Partnership Agreement”). Pursuant to the Partnership Agreement, the Fund’s General Partners are divided among Managing General Partners and Non-Managing General Partners. Managing General Partners must be individuals and function as the Fund’s board of directors. The Partnership Agreement requires the Fund to also have at least one corporate Non-Managing General Partner. The Non-Managing General Partners, in their capacity as such, play no role in the day-to-day management of the Fund, and the Partnership Agreement provides that “a Non-Managing General Partner shall take no part in the management, conduct or operation of the Partnership’s business and shall have no authority to act on behalf of the Partnership or to bind the Partnership.” However, in the event that the Partnership were to have no Managing General Partners, the Non-Managing General Partners would be required to promptly call a meeting to elect Managing General Partners and supervise the continuing operations of the Fund in the interim. We have added disclosure to the proxy statement regarding the role of the Non-Managing General Partners.

The Fund has historically had two corporate Non-Managing General Partners, which have been affiliated entities of the Fund’s investment adviser. Invesco wishes to replace an affiliated registered broker-dealer entity as one of the corporate Non-Managing General Partners with the investment adviser.

The Partnership Agreement provides that “a person may be added or substituted as a General Partner only upon his election by the Partners as provided herein.” Therefore, the Fund is seeking the vote of the Partners to elect the new Non-Managing General Partner.

Comment 2	Please revise the biographical information presented for Managing General Partners to ensure that the principal occupation for the past five years is shown for each Managing General Partner.

Response 2	The Managing General Partners’ biographical information has been revised as requested.
*           *           *
     The adequacy and accuracy of disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Should you have any questions concerning our responses to your comments, please direct them to Peter Davidson at (713) 214-7888, Kevin T. Hardy at (312) 407-0641 or the undersigned at (212) 735-3406.
Sincerely,
/s/ Michael K. Hoffman
Michael K. Hoffman